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                                                             Exhibit 99.2



                             Robert M. Schwartzberg
                             5124 44th Street, N.W.
                             Washington, D.C. 20016




                                 April 19, 2001

                                               BY FACSIMILE AND FEDERAL EXPRESS

David R. Tinkham, Secretary
Horizon Group Properties, Inc.
77 West Wacker Drive, Suite 4200
Chicago, IL 60601

     Re: Horizon Group Properties, Inc.'s April 12, 2001 Letter re Notice of Nomination of Directors and Securities and Exchange Commission File No. 0-24123

Dear Mr. Tinkham:

          This letter is in response to your letter of April 12, 2001 to Mr. John C. Loring and myself and your counsel's letter to the Securities and Exchange Commission (the "SEC"). Your letters indicated that you were invoking Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in response to the March 30 letter sent by Mr. Loring and myself nominating ourselves to stand for election to the Board of Directors of Horizon Group Properties, Inc. ("Horizon") at the annual meeting. Your letter further indicates that you were confused as to whether Mr. Loring and I are acting as a group because we jointly sent the nominating letter together and filed Schedule 13Ds affirmatively denying that we are a group.

     A.   RULE 14a-8 IS NOT APPLICABLE.

          As an initial matter, the letter of nomination submitted on March 30 is not a shareholder proposal and is therefore not subject to any of the requirements of Rule 14a-8.

          Rule 14a-8 contains its own definition section, providing that a shareholder proposal is a "recommendation or requirement that the company and/or its board of directors take action . . . ." Rule 14a-8(a). The definition section further states that a shareholder proposal "should state as clearly as possible the course of action that . . . the company should follow." ID. Under the plain text of this definition provision, the nomination letter is not a shareholder proposal because neither Mr. Loring nor myself have requested or recommended any action by the company or its board of directors. The letter merely states that we are placing ourselves into nomination under the by-laws of the company. Accordingly, your April 12 letters raise a non-issue. I am enclosing herewith a copy of a letter my counsel, Baker Botts L.L.P., is sending to the SEC today refuting the assertions in your April 12 letter in more detail.


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     B.   I HEREBY INVOKE RULE 14a-7.

          As stated above, in our March 30 letter, Mr. Loring and I nominated ourselves to stand for election to the Board of Directors at Horizon's annual meeting pursuant to Horizon's by-laws. At this time, I personally intend to commence a proxy solicitation in connection with the May 8, 2001 annual meeting of shareholders in order to elect each of Mr. Loring and myself to the Board of Directors. Accordingly, pursuant to Rule 14a-7, I am hereby requesting that you furnish me with the following information within the five days required by Rule 14a-7:

          (1) The approximate number of record holders of Horizon's common stock who have been or are to be solicited on behalf of the management in connection with the annual meeting to be held on May 8, 2001;

          (2) The approximate number of beneficial owners of such securities who have been or are to be solicited through bankers, brokers, or other person on behalf of the management in connection with the meeting.

          I am also hereby requesting that Horizon furnish me promptly with the information listed below. If any such information is not presently available to Horizon, please send it to me promptly after it becomes available to Horizon:

          (3) The names and addresses of the record holders described in (1) above;

          (4) The names and addresses of bankers, brokers, and other persons described in (2) above; and

          (5) The approximate number of beneficial owners of Horizon's securities who are to be solicited through each such banker, broker, or other person.

          If Horizon elects to mail my proxy soliciting materials under Rule 14-7(a)(2), please provide me with the estimated cost of mailing a proxy statement, proxy card and return envelope to all of the record holders and beneficial owners described in (1) and (2) above, including the estimated handling and mailing costs of the bankers, brokers, and other persons referred to in (2) above. You may assume that all enclosures will be folded for insertion in envelopes and that envelopes will bear proper postage.


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     C.   THERE IS NO GROUP.

          Finally, with respect to your confusion as to the existence of a group between Mr. Loring and myself, I again state that we are not acting as a group. We filed a joint letter nominating ourselves. We also explored verbally whether or not we might wish to form a group. Following those conversations, we agreed not to form a group, as we represented in each of our Schedule 13Ds. Further, in agreeing not to form a group, we determined not to undertake any activity together other than the joint nominating letter and consequently have not entered into any agreements to jointly retain counsel, share legal bills or any of the other sorts of activities typically undertaken when individual investors decide to form groups. I am now preparing, independently, the initiation of a proxy solicitation and have engaged Baker Botts L.L.P. as counsel, and intend to engage Milestone Merchant Partners, LLC as financial advisors, in connection with such effort. Although I intend to solicit proxies to elect myself and Mr. Loring to the Board, Mr. Loring is not involved in such effort other than informing me that he consents to serving on the board if so elected. In addition, my counsel may need to contact him to solicit certain factual information necessary for the filing of my Proxy Statement. Please also see the attached letter from Baker Botts to the SEC regarding this issue.

          Please inform me promptly of the action which Horizon proposes to take in response to my requests pursuant to Rule 14a-7.

                                         Sincerely,



                                         Robert M. Schwartzberg


cc: Chief Counsel, Division of Corporation Finance, Securities and Exchange
    Commission
    Mr. Gary J. Skoien, Director
    Mr. Michael W. Reschke, Director
    Ms. Margaret A. Gilliam, Director
    Mr. E. Thomas Thilman, Director
    The Hon. James Edgar, Director
    James R. Doty, Esq., Baker Botts
    Wayne D. Boberg, Winston & Strawn